

**SMARTER FREIGHT
GUARANTEED EFFICIENCY**

DonTruck is the innovative platform for transportation and logistics players to plan, execute and optimize their business.

Built by logistics experts, it helps with the day to day operation in a way that allows its users to accomplish much more with less.

Works everywhere and provides real-time track and trace. Identify inefficiencies, act, and grow the business through data-driven actionable insights.

The Challenge



Innovate and digitize to remain competitive

It takes money and technical expertise to build a platform

Business is not scalable without technology

A lot of System Inefficiencies

DonTruck

Industry & market size

$800B+ year industry
1B loads / year



25K
Brokers



95K
Agents



1,5M
Carriers



15M
Trucks



7,7M
Shippers

DonTruck

Meet DonTruck

Optimize Execute Track & Trace

Plan Post and book loads Contract

Analytics Proof of Delivery Settlement

Customer Support

Third party services



Business Model



Monthly Subscription Fee

Tier 1	Tier 2	Tier 3
$	$	$

+

3rd Apps Commission/revenue share

DonTruck













Go-to-market

Sales	Tele	Digital
15%	**80%**	**5%**

% of Customers acquired by each channel

DonTruck

Disclaimer: these projections cannot be guaranteed

DonTruck team



Leo Pardo
Co-Founder /CEO
https://www.linkedin.com/in/leonardopardo/

18 years experience Software Enterprise Sales and Business Development

Last 2 years software enterprise sales executive

Last 8 years technology management, general management and marketing

Cornell MBA/ Stanford Project Management / BS Engineering



Juan Ariztmendy
Co-Founder / COO
https://www.linkedin.com/in/juan-ariztmendy/

25 years experience in the freight industry. Entrepreneur, founder at Gorilla Trucking , Gorilla Cargo and Nkargo

Last 2 years president Gorilla Trucking and Gorilla Cargo

Last 8 years founder and President of Nkargo

BA Design



Dario Melo
Co-Founder / CFO
https://www.linkedin.com/in/darioemelo/

18 years experience technology strategy , finance and blockchain evangelist

Last 2 years telcom head of finance and strategy, master's degree professor

Last 8 years IT project manager

Cornell MBA / MS Computer Science/ BS Electronic & Telcom Engineering



Paul Solano
Co-Founder / CTO
https://www.linkedin.com/in/psolano/

20 years experience in software architecture, design and sales, focused on integrated solutions, Service-oriented architecture, service management and enterprise asset management

Last 4 years focused on Solutions Architect and lead consultant in multiple industries - including AI and Big Data

Have led and developed highly effective teams locally and remotely.

BA Computer Science

Entrepreneurs, Corporate, Operators!

DonTruck

DonTruck Timeline


DonTruck INC founding
Market fit
Industry Analysis
Start MVP development
Pre-Seed Round
MVP alpha
Beta Release
$8,000 / month
Brokerage authority
Early Adopters
Beta Testing
We are here
Go Live

Thank you very much!

Smarter Freight. Guaranteed Efficiency!



info@dontruck.com
www.dontruck.com

DonTruck